Mail Stop 3561

February 25, 2009

Ralph Lauren
Chief Executive Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

>   **Re: Polo Ralph Lauren Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **March 29, 2008**
>   **Filed May 28, 2008**
>   **File No. 001-13057**

Dear Mr. Lauren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 29, 2008

Item 9A – Controls and Procedures, page 63

Evaluation of Disclosure Controls and Procedures

1. We note your statement that "disclosure controls and procedures are…designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the

Securities and Exchange Commission's rules and forms." In future Exchange Act filings, please confirm that you will revise to state clearly, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective at the reasonable assurance level provided in your definition. As an alternative, you may remove the reference to the level of assurance from your definition of disclosure controls and procedures.

2. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective in timely making known to them material information relating to the Company and the Company's consolidated subsidiaries required to be disclosed in the Company's reports filed or submitted under the Exchange Act." Please confirm that in future Exchange Act filings you will remove the qualification regarding the effectiveness of your disclosure controls and procedures.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, F-7

Goodwill and Other Intangible Assets, F-13

3. We note your disclosure here, on F-19, F-20, F-22, and on page 60 that you use independent valuation experts to (i) determine the fair value of acquired assets and (ii) assist you in evaluating goodwill for impairment. Given your references to the use of such experts, please confirm that you will revise the disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services